Exhibit 99.1

To the shareholders of Olink Holding AB (publ)

Orion Acquisition AB (the "Majority Shareholder") owns in total more than nine-tenths of the shares in Olink Holding AB (publ) (reg. no. 559189-7755) ("Olink"). According to Chapter 22, Section 1 of the Swedish Companies Act (2005:551), the Majority Shareholder is therefore entitled to redeem the remaining shares from the other shareholders in Olink. The Majority Shareholder has decided to exercise this right to redeem all remaining shares in Olink.

As it has not been possible to reach agreement on the redemption of the shares with all other shareholders, the Majority Shareholder has, in accordance with Chapter 22, Section 6 of the Swedish Companies Act, requested the Board of Directors of Olink to settle the dispute with arbitrators.

The majority shareholder has appointed Ola Åhman, Snellman Advokatbyrå AB, Box 7801, 103 96 Stockholm, as its arbitrator.

Other shareholders in Olink are hereby requested to notify Olink in writing, no later than two weeks after this announcement, whether they wish to bring their own action and state their arbitrator. Such notification may be sent to Olink Holding AB (publ), c/o Baker McKenzie Advokatbyrå, Att. Per Blom, Box 180, 101 23 Stockholm.

If the shareholders do not name a joint arbitrator within this period, Olink's Board of Directors will, pursuant to Chapter 22, Section 8 of the Swedish Companies Act, apply to the Swedish Companies Registration Office for the appointment of a trustee. The trustee will then appoint a joint arbitrator for the minority shareholders and protect the rights of absent shareholders in the dispute.

The redemption amount for the shares will be paid to the shareholders via Euroclear Sweden AB after the judgment has become final, without the shareholders having to take any special measures.

Shareholders in Olink who have already tendered their shares in the Majority Shareholder's public tender offer may disregard this announcement.

Uppsala, in July 2024

Olink Holding AB (publ)
The Board of Directors

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